Exhibit 99.3

Intellipharmaceutics Announces First Quarter 2015 Results

Toronto, Ontario April 14, 2015 – Intellipharmaceutics International Inc. (NASDAQ:IPCI; TSX:I) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the three months ended February 28, 2015. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

During the three months ended February 28, 2015, the Company enhanced its cash management efforts, which helped cash on hand at the end of the first quarter of 2015 to remain substantially the same as was reported for the end of November 2014. This conservative approach to cash management partially mitigated the impact of lower revenues in the quarter ended February 28, 2015 from the sales of generic Focalin XR. At this point in the Company's development cycle, given its previously-reported increased emphasis on specialty drug products, the Company believes a prudent cash management practice is warranted as the Company awaits FDA guidance on its 505(B)(2) product candidates. At the same time, in order to meet currently projected funding requirements, inclusive of Phase III trials, the Company is continuing to seek sources of significant additional capital. We further discuss our cash position and licensing revenues below.

Revenue related to the Company’s license and commercialization agreement with Par Pharmaceutical, Inc. ("Par") in the three months ended February 28, 2015 was $1.1 million versus $4.7 million in the three months ended February 28, 2014. The $4.7 million revenue in the three months ended February 28, 2014 derived principally from a full quarter of commercial sales of the Company’s first product, 15 and 30 mg strengths of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, which received final United States Food and Drug Administration (“FDA”) approval in November 2013. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength on November 19, 2013 in the United States by our partner, Par. The higher revenue in the first quarter of 2014 represented the commercial sales in the early stages of marketing the generic product in those strengths. Consequently, the pricing environment in the first quarter of 2014 was quite favourable, as was our market share. In the three months ended February 28, 2014, we also recognized milestone revenue of $0.2 million under the Par agreement, which was tied to the achievement of our product being either the only generic in the market or having only one generic competitor. Subsequent to May 19, 2014, we no longer retained generic exclusivity of the 15 mg strength. In the first quarter of 2015, we faced four generic competitors, and to a lesser extent, a softening of pricing conditions and market share, consistent with industry post-exclusivity experience. The most recent quarter was also impacted by wholesaler buying patterns, with January and February showing lower than average unit sales into the wholesale network.

Research and development (“R&D”) expenditures in the three months ended February 28, 2015 decreased to $1.0 million compared to $1.4 million in the three months ended February 28, 2014, primarily due to a decrease in stock-based compensation for R&D employees and the U.S. dollar strengthening by 13% versus the Canadian dollar (local salaries are paid in Canadian funds) relative to the prior period. After adjusting for the stock-based compensation expenses, R&D expenditures for the three months ended February 28, 2015 were lower by $0.3 million compared to the 2014 period. During the quarter ended February 28, 2014 we incurred increased expenses on furthering the development of several generic and NDA 505(B)(2) product candidates, and paid bonuses to certain non-management employees in R&D departments.

Selling, general and administrative expenses for the three months ended February 28, 2015 decreased to $0.9 million versus $1.0 million in the three months ended February 28, 2014. Expenditures for selling, general and administrative expenses were lower by $0.1 million during the 2015 period, primarily due to strengthening of the US dollar by 13% versus the Canadian dollar in the first quarter of 2015, relative to the prior period. In addition, the decrease is also due in part to a decrease in travel expenditures related to business development activities.

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…page 2, April 14, 2015

The Company recorded net loss for the three months ended February 28, 2015 of $0.9 million or $0.04 per diluted common share, compared with a net income of $2.2 million or $0.09 per common share for the three months ended February 28, 2014. For the three months ended February 28, 2015, the net loss was attributed to lower licensing revenues compared to the prior period. Revenue in the three months ended February 28, 2015, was $1.1 million versus $4.7 million in the prior period. This is primarily due to the loss of exclusivity on the 15mg strength of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. In the first quarter of 2015, we faced increased competition consistent with post-exclusivity experience as explained above.

At February 28, 2015, cash totaled $4.2 million, compared with $4.2 million at November 30, 2014. Cash during the three months ended February 28, 2015 remained effectively the same as a result of higher cash collections relating to the Company’s licensing revenue, an increase in cash flows related to the exercise of options and deferred milestone revenue.

For the three months ended February 28, 2015, net cash flows used in operating activities decreased to $0.1 million as compared to net cash flows provided from operating activities for the three months ended February 28, 2014 of $0.2 million. The February 28, 2015 decrease was primarily due to lower cash receipts relating to commercial sales of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules.

For the three months ended February 28, 2015, net cash flows provided from financing activities of $0.1 million related to the exercise of options, partially offset by capital lease payments. For the three months ended February 28, 2014, net cash flows provided from financing activities of $4.7 million related principally to the Company’s at-the at-the-market issuances of its common shares sold on NASDAQ.

Corporate Highlights

•
On February 2, 2015, we announced that we entered into an agreement with Teva Pharmaceuticals USA, Inc. (“Teva”) by which we have granted Teva an exclusive license to market in the United States an extended release drug product candidate for which we have an Abbreviated new Drug Application (“ANDA”) pending FDA approval. Under the agreement with Teva, subject to certain conditions, we have agreed to manufacture and supply the product exclusively for Teva and Teva has agreed that we will be its sole supplier of the product to be marketed in the U.S.

•
On March 30, 2015, the Company announced it recently submitted an Investigational New Drug Application (“IND”) to the FDA for Rexista™ Oxycodone XR in anticipation of the commencement of Phase III clinical trials. Planning has begun for the Phase III trials that will examine the efficacy and safety of Rexista™ Oxycodone XR in individuals with chronic low back pain. The Company also announced it had recently conducted and analyzed the results of three definitive open label, blinded, randomized, crossover, Phase I pharmacokinetic clinical trials in which Rexista™ Oxycodone XR was compared to Oxycontin™ under single dose fasting, single dose steady-state fasting and single dose fed conditions in healthy volunteers. Intellipharmaceutics has received topline data results from all three studies. The results from the studies suggest that Rexista™ Oxycodone XR met the bioequivalence criteria relative to Oxycontin ® (90 percent confidence interval of 80 to 125 percent) for all matrices (i.e., on the measure of maximum plasma concentration or Cmax, on the measure of area under the curve time or steady state (AUCt or AUCss) and on the measure of area under the curve infinity (AUCinf) as applicable. These positive results of the Phase I studies form a basis for the Company to move forward, subject to FDA guidance and availability of funding, to Phase III trials.

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…page 3, April 14, 2015

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Also on March 30, 2015 the Company reported that the FDA accepted a Pre-Investigational New Drug (“Pre-IND”) meeting request for its once-a-day Regabatin™ XR non-generic controlled release version of pregabalin under the new drug application ("NDA") 505(b)(2) regulatory pathway, with a view to possible commercialization in the United States at some time following the December 30, 2018 expiry of the patent covering the pregabalin molecule. Regabatin™ XR is based on the Company’s controlled release drug delivery technology platform which utilizes the symptomatology and chronobiology of fibromyalgia in a formulation intended to provide a higher exposure of pregabalin during the first 12 hours of dosing. This Pre-IND request with the FDA is focused on the Company’s proposed Phase III clinical program.

•
In April 2015, we received notice that our Abbreviated New Drug Submission (“ANDS”) for Quetiapine fumarate extended release tablets (a generic of Seroquel XR®) was accepted for review by Health Canada. This submission consists of 5 strengths, similar to our previous ANDA filing with the FDA.

•
Teva launched their own 5 mg and 10 mg strengths of generic Focalin XR® capsules on November 11, 2014 and February 2, 2015, respectively. We believe that Par intends to launch the 5mg strength in May 2015 and the 10mg strength in August 2015, upon the expiry of the Teva exclusivity periods, but there can be no assurance as to when or if any launch will occur.

There can be no assurance that additional clinical trials will meet our expectations, that we will have sufficient capital to conduct such trials, that we will be successful in submitting any additional ANDAs, ANDSs or NDAs with the FDA or similar applications with Health Canada, that the FDA or Health Canada will approve any of our current or any future product candidates for sale in the U.S. market and Canadian market, or that they will ever be successfully commercialized and produce significant revenue for us.

“I am pleased with the first quarter progress the Company made in cash management, followed by positive topline results in its Phase I Rexista™ Oxycodone XR trials and in submitting an IND with the FDA. This is in addition to positive news on the FDA`s acceptance of a Pre-IND meeting request for Regabatin™ XR,” stated Dr. Isa Odidi, CEO and co-founder of Intellipharmaceutics. “Intellipharmaceutics is on a clearer path to realizing its objective of participating in the specialty new drug space. We are also proud of our first ANDS filing with Health Canada for the Canadian market.”

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths which received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

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Intellipharmaceutics also has NDA 505(b)(2) product candidates in its development pipeline. These include Rexista™ oxycodone XR, an abuse-deterrent oxycodone based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System and PODRAS™ Paradoxical OverDose Resistance Activating System, and Regabatin™ XR pregabalin extended-release capsules.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, the difficulty of predicting the impact of competitive products and pricing and the timing and success of product launches, the inability to forecast wholesaler demand and/or wholesaler buying patterns, the seasonal fluctuation in the numbers of prescriptions written for our dexmethylphenidate hydrochloride extended-release capsules which may produce substantial fluctuations in revenues, the timing and amount of insurance reimbursement for our products, changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third party sourced products and materials, difficulties or delays in manufacturing, the manufacturing capacity of third-party manufacturers that we may use for our products, and the successful compliance with FDA, Health Canada and other governmental regulations applicable to the Company and its third party manufacturers' facilities, products and/or businesses. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Nothing contained in this document should be construed to imply that the results discussed herein will necessarily continue or that any conclusion reached herein will necessarily be indicative of actual operating results of the Company.

The condensed unaudited interim consolidated financial statements, accompanying notes to the condensed unaudited interim consolidated financial statements, and Management Discussion and Analysis for the three months ended February 28, 2015 will be accessible on Intellipharmaceutics’ website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars)

	February 28,	November 30
	2015	2014
	$	$

Assets
Current
Cash	4,224,083	4,233,975
Accounts receivable, net	418,873	1,011,133
Investment tax credits	381,612	324,986
Prepaid expenses, sundry and other assets	305,023	414,663
	5,329,591	5,984,757

Deferred offering costs	419,898	271,381
Property and equipment, net	1,565,716	1,618,897
	7,315,205	7,875,035

Liabilities
Current
Accounts payable	716,506	668,069
Accrued liabilities	604,480	675,487
Employee costs payable	178,879	181,204
Current portion of capital lease obligations	20,160	21,449
Deferred revenue	150,000	-
Convertible debenture	1,428,608	1,377,302
	3,098,633	2,923,511

Capital lease obligations	33,330	42,160
	3,131,963	2,965,671

Shareholders' equity
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
23,541,611 common shares	19,229,605	18,941,067
(2014 - 23,456,611)
Additional paid-in capital	31,019,930	31,119,930
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(46,350,714)	(45,436,054)
	4,183,242	4,909,364
Contingencies
	7,315,205	7,875,035

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive (loss) income
for the three months ended February 28, 2015 and 2014
(Stated in U.S. dollars)

	2015	2014
	$	$
Revenue
Licensing	1,139,685	4,435,225
Milestone	-	245,833
	1,139,685	4,681,058

Expenses
Research and development	1,018,322	1,357,446
Selling, general and administrative	883,955	1,006,718
Depreciation	84,674	71,607
	1,986,951	2,435,771

(Loss) income from operations	(847,266)	2,245,287
Net foreign exchange gain	30,202	38,300
Interest income	-	126
Interest expense	(97,596)	(82,278)
Net (loss) income and comprehensive (loss) income	(914,660)	2,201,435

Net (loss) income per common share, basic and diluted
Basic	(0.04)	0.10
Diluted	(0.04)	0.09

Weighted average number of common shares outstanding
Basic	23,474,055	22,280,330
Diluted	23,474,055	23,561,129

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows for the three months ended February 28, 2015 and 2014
(Stated in U.S. dollars)
	2015	2014
	$	$

Net (loss) income	(914,660)	2,201,435
Items not affecting cash
Depreciation	84,674	71,607
Stock-based compensation	25,512	6,537
Deferred share units	3,759	9,181
Accrued interest on related party loan	51,306	10,445
Unrealized foreign exchange gain	(2,321)	(65,489)
Change in non-cash operating assets & liabilities
Accounts receivable	592,260	(1,614,335)
Investment tax credits	(56,625)	(62,727)
Prepaid expenses, sundry and other assets	109,640	20,633
Accounts payable and accrued liabilities	(171,092)	(360,164)
Deferred revenue	150,000	-
Cash flows (used in) provided from operating activities	(127,547)	217,123

Financing activities
Issuance of common shares on option exercise	159,267	29,736
Repayment of capital lease obligations	(10,119)	(14,421)
Issuance of common shares on at-the-market financing	-	4,944,014
Financing cost	-	(429,242)
Proceeds from issuance of shares on exercise of warrants	-	162,500
Cash flows provided from financing activities	149,148	4,692,587

Investing activity
Purchase of property and equipment	(31,493)	(65,560)
Cash flows used in investing activities	(31,493)	(65,560)

(Decrease) increase in cash and cash equivalents	(9,892)	4,844,150
Cash, beginning of period	4,233,975	760,586
Cash, end of period	4,224,083	5,604,736

Supplemental cash flow information
Interest paid	44,353	44,353
Taxes paid	-	-

Company Contact : Intellipharmaceutics International Inc. Domenic Della Penna Chief Financial Officer 416-798-3001 ext. 106 investors@intellipharmaceutics.com
Investor Contact: ProActive Capital Kirin Smith 646-863-6519 ksmith@proactivecapital.com